SHIN CORPORATION

07024856

RECEIVED

2007 JUL -3 A 8:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 27, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 058/2007**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2007

  Date: June 27, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 27, 2007

RECEIVED
2007 JUL -3 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SH 058/2007

June 27, 2007

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2007

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 7/2007 held on June 27, 2007 at 15.00 p.m. at the Board Room, on the 30th Floor of Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2007 held on June 8, 2007;

2. Acknowledged the director's resignation of Dr.Vichit Suraphongchai effective on June 22, 2007 and approved the appointment of Mrs. Thitima Rungkwansiriroj to be a director in place of Dr.Vichit Suraphongchai. The authorized signatories are as follows:

   "Mr. Phoon Siew Heng, Mrs. Thitima Rungkwansiriroj, Mr. Somprasong Boonyachai, Mr. Arak Chonlatanon any two of these four directors jointly sign with the Company's Seal affixed;

3. Approved the appointment of Mr. Vikrom Sripataks, Mrs. Suwimol Kaewkoon and Ms. Nidchanun Santhaveesuk as the Member of the Executive Committee in place of Mr. Boonklee Plangsiri, Mr. Niwattumrong Boonsongpatsan and Mrs. Siripen Sitasuwan. The Company's Executive Committee will be composed of the following members:

1. Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2. Dr. Dumrong Kasemset	Member of the Executive Committee
3. Mr. Arak Chonlatanon	Member of the Executive Committee
4. Mr. Vikrom Sripataks	Member of the Executive Committee
5. Mrs. Suwimol Kaewkoon	Member of the Executive Committee
6. Ms. Nidchanun Santhaveesuk	Member of the Executive Committee

   And the appointment of executive committee aforementioned shall be effective on July 1, 2007;

4. Approved the appointment of Mrs. Thitima Rungkwansiriroj to be a Member of the Nomination Committee and Mr. Phoon Siew Heng to be the Chairman of the Nomination Committee. The Company's Nomination Committee are as follows:

1. Mr. Phoon Siew Heng	Chairman of the Nomination Committee
2. Mr. Vithit Leenutapong	Member of the Nomination Committee
3. Mrs. Thitima Rungkwansiriroj	Member of the Nomination Committee
4. Mr. Somprasong Boonyachai	Member of the Nomination Committee

END